

October 27, 2009

Mr. William W. Reid
President
Gold Resource Corporation
222 Milwaukee Street
Denver, CO 80206

   Re: Gold Resource Corporation
     Post-Effective Amendment on Form S-1/A
     Filed October 7, 2009
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed April 15, 2009
     File No. 333-129321

Dear Mr. Reid:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We note that you have not checked the box on the cover page of the Form 10-K to indicate that you are an accelerated filer. However, you state that the aggregate market value of the common stock held by non-affiliates as of the last business day of your most recently completed second fiscal quarter was $118,606,778.

  Please refer to the definition of "accelerated filer" in Exchange Act Rule 12b-2. Also refer to Question 2 in the Smaller Reporting Company Compliance and

Disclosure Interpretations, which may be found at
http://www.sec.gov/info/smallbus/src-cdinterps.htm, and to Question 130.04 in
the Exchange Act Rules Compliance and Disclosure Interpretations, which may
be found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-
interps.htm.

Please make any appropriate revisions to your Form 10-K.

Controls and Procedures, page 48

2.   We note your statement that "As permitted by applicable SEC rules, this report
does not include an attestation report of our independent registered public
accounting firm regarding internal control over financial reporting.
Management's report … was not subject to attestation by our registered public
accounting firm pursuant to temporary rules of the SEC that permit us to provide
only management's report in this annual report."

Please refer to Item 308T of Regulation S-K and provide us with your analysis as
to why the attestation report was not required if you are an accelerated filer.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief